

March 25, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed February 24, 2014**
> **File No. 333-191300**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are still considering the accounting for the assets acquired in the December transaction and may have further comments.

2.   We note your disclosure in the summary and MD&A sections in regards to Advance Purchase LLC, the joint venture capitalized by the company and certain third-party co-investors. We further note your disclosure in the risk factors section on page 35 that in the event that Nationstar receives requests for advances in excess of amounts that it or the co-investors are able to fund, could result in a termination event under the servicing agreement. We also note your disclosure on page 38 that you may be required to dispose of Excess MSRs or servicer advances through a sale to a co-investor in the Excess MSRs or servicer advances which may be an affiliate. In light of these risks, please disclose the third party co-investors in Advance Purchase LLC or advise.

Servicer Advances, page 3

3.   We note your response to comment 3 of our letter dated February 7, 2014. Please disclose whether you intend to seek a private letter ruling from the IRS to determine its position with regards to the impact of your investments in servicer advances for qualifying for the 75% REIT asset and 75% REIT gross income tests, or advise.

Servicer Advances, page 11

4.   We note your response to comment 5 of our letter dated February 7, 2014, that the Buyer has not obtained legal title to the entire MSR and that "the entity that is the named servicer does not acquire title to the MSR by virtue of assuming such role." However, we also note that your counterparty to this transaction, Nationstar, disclosed on page 111 of its Form 10-K filed on February 28, 2014, (File No. 001-35449), that it will retain legal ownership of the MSRs until the third party consents are obtained. Please tell us whether you consider your disclosure to be consistent with the referenced disclosure by Nationstar.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

5.   Please advise us whether management considers Advance Ratio as a key performance indicator. If so, please disclose this ratio in future filings, or advise.

Servicer Advances, page 95

6.   Please discuss in this section the rights of the members of Advance Purchase LLC. For example only, please discuss any voting or purchasing rights that the third-party co-investors may have.

Performance Fee, page 98

7.   We note that the description of the second component of the performance fee on page 98 does not appear to match the calculation used under the "What is the Performance Fee?" line of the illustrative example. Please reconcile these disclosures or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486, if you have questions regarding the accounting comments. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP